FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2011 Second Quarter
(April 1, 2010 through September 30, 2010)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2011 Second Quarter Consolidated Financial Results

 (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
English translation from the original Japanese-language document

 November 5, 2010
Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	November 12, 2010
Payment date of cash dividends	:	November 26, 2010
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

 (Amounts are rounded to the nearest million yen)
1.  Consolidated Results for FY2011 First Half (April 1, 2010 through September 30, 2010)
(1) Consolidated financial results (For the six months ended September 30)							(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2011 first half	9,678,492	15.5	323,120	—	392,073	—	289,156	—
FY2010 first half	8,377,643	-31.3	-136,859	—	-62,975	—	-55,986	—

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2011 first half	92.21	92.21
FY2010 first half	-17.85	-17.85

(2) Consolidated financial position
	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2011 second quarter	29,437,782	10,789,097	10,223,428	34.7	3,260.04
FY2010	30,349,287	10,930,443	10,359,723	34.1	3,303.49

2. Cash dividends
	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2010	—	20.00	—	25.00	45.00
FY2011	—	20.00
FY2011 (forecast)			—	—	—
(Note) Revisions to the forecast of cash dividends in the current quarter: none

3.  Forecast of consolidated results for FY2011 (April 1, 2010 through March 31, 2011)
(% of change from FY2010)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2011	19,000,000	0.3	380,000	157.6	410,000	40.7	350,000	67.1	111.61
(Note) Revisions to the forecast of consolidated results in the current quarter: yes

4.	Others (For more details, please see page 5 “Other Information”.)
(1)	Changes in significant subsidiaries during the current quarter: none
Note:	This item indicates whether there were changes in specified subsidiaries that caused a change in the scope of consolidation during the current quarter.

(2)	Simplified accounting procedures and specific accounting procedures: yes
Note:	This item indicates whether Toyota Motor Corporation has adopted simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements.

(3)	Changes in accounting principles, procedures, and disclosures
(i)	Changes by a newly issued accounting pronouncement: yes
(ii)	Changes other than (3)-(i) above: none

(4)	Number of shares issued and outstanding (common stock)
(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2011 second quarter 3,447,997,492 shares, FY2010 3,447,997,492 shares
(ii)	Number of treasury stock at the end of each period: FY2011 second quarter 312,014,263 shares, FY2010 312,002,149 shares
(iii)	Average number of shares issued and outstanding in each period: FY2011 first half 3,135,988,516 shares, FY2010 first half 3,135,967,997 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.  Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TABLE OF CONTENTS

1．Qualitative Information Concerning Consolidated Financial Results for FY2011 First Half	2
(1) Financial Results	2
(2) Segment Operating Results	2
(3) Geographic Information	3
2．Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2011	4
3．Other Information	5
(1) Changes in significant subsidiaries during the current period	5
(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements	5
(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements	5
4. Consolidated Production and Sales	6
(1) Production	6
(2) Sales (by destination)	6
5. Quarterly Consolidated Financial Statements	7
(1) Quarterly Consolidated Balance Sheets	7
(2) Quarterly Consolidated Statements of Income	9
(3) Quarterly Consolidated Statements of Cash Flows	11
(4) Going Concern Assumption	11
(5) Segment Information	12
(6) Significant Changes in Shareholders’ Equity	14

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2011 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 585 thousand units, or 18.7%, to 3,715 thousand units in FY2011 first half (For the six months ended September 30, 2010) compared with FY2010 first half (For the six months ended September 30, 2009).  Vehicle unit sales in Japan increased by 182 thousand units, or 20.2%, to 1,085 thousand units in FY2011 first half compared with FY2010 first half, primarily as a result of the efforts of dealers nationwide.  Meanwhile, overseas vehicle unit sales also increased by 403 thousand units, or 18.1%, to 2,630 thousand units in FY2011 first half compared with FY2010 first half, because of the sales expansion in North America, Asia and other regions.
As for the results of operations, net revenues increased by 1,300.8 billion yen, or 15.5%, to 9,678.4 billion yen in FY2011 first half compared with FY2010 first half, and operating income increased by 460.0 billion yen to 323.1 billion yen in FY2011 first half compared with FY2010 first half.  Among the factors contributing to an increase in operating income were the effects of marketing efforts of 570.0 billion yen and cost reduction efforts of 90.0 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included changes in exchange rates of 120.0 billion yen, an increase in expense of 50.0 billion yen, and other factors of 30.0 billion yen.  Income before income taxes and equity in earnings of affiliated companies increased by 455.0 billion yen to 392.0 billion yen in FY2011 first half compared with FY2010 first half.  Net income attributable to Toyota Motor Corporation increased by 345.1 billion yen to 289.1 billion yen in FY2011 first half compared with FY2010 first half.

(2)	Segment Operating Results

(i)	Automotive:
Net revenues for the automotive operations increased by 1,342.3 billion yen, or 17.8%, to 8,863.6 billion yen in FY2011 first half compared with FY2010 first half, and operating income increased by 390.1 billion yen to 129.7 billion yen in FY2011 first half compared with FY2010 first half.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts, despite the effects of changes in exchange rates.

(ii)	Financial services:
Net revenues for the financial services operations decreased by 28.2 billion yen, or 4.5%, to 603.9 billion yen in FY2011 first half compared with FY2010 first half.  However, operating income increased by 59.3 billion yen, or 47.6%, to 183.7 billion yen in FY2011 first half compared with FY2010 first half.  The increase in operating income was mainly due to decreases in the provision for credit losses in sales finance subsidiaries.

(iii)	All other:
Net revenues for all other businesses increased by 17.1 billion yen, or 4.0%, to 446.3 billion yen in FY2011 first half compared with FY2010 first half, and operating income increased by 14.3 billion yen to 14.7 billion yen in FY2011 first half compared with FY2010 first half.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)	Geographic Information

(i)	Japan:
Net revenues in Japan increased by 888.1 billion yen, or 18.4%, to 5,726.2 billion yen in FY2011 first half compared with FY2010 first half, and operating loss decreased by 205.7 billion yen to 52.0 billion yen in FY2011 first half compared with FY2010 first half.  The decrease in operating loss was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts, despite the effects of changes in exchange rates.

(ii)	North America:
Net revenues in North America increased by 227.0 billion yen, or 8.7%, to 2,821.3 billion yen in FY2011 first half compared with FY2010 first half, and operating income increased by 119.0 billion yen, or 441.7%, to 145.9 billion yen in FY2011 first half compared with FY2010 first half.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and decreases in the provision for credit losses in sales finance subsidiaries.

(iii)	Europe:
Net revenues in Europe decreased by 154.3 billion yen, or 14.3%, to 925.1 billion yen in FY2011 first half compared with FY2010 first half.  However, operating loss decreased by 9.7 billion yen to 8.9 billion yen in FY2011 first half compared with FY2010 first half.

(iv)	Asia:
Net revenues in Asia increased by 545.0 billion yen, or 50.3%, to 1,628.9 billion yen in FY2011 first half compared with FY2010 first half, and operating income increased by 98.8 billion yen, or 151.0%, to 164.2 billion yen in FY2011 first half compared with FY2010 first half.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania and Africa):
Net revenues in other regions increased by 128.8 billion yen, or 17.6%, to 861.7 billion yen in FY2011 first half compared with FY2010 first half, and operating income increased by 32.3 billion yen, or 79.6% to 72.9 billion yen in FY2011 first half compared with FY2010 first half.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2011

Reflecting our recent business performance and the progress of a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2011 (April 1, 2010 through March 31, 2011) is set forth below.  This forecast assumes average exchange rates for the second half of the fiscal year of 82 yen per US$1 and 110 yen per 1 Euro, and through the fiscal year of 85 yen per US$1 and 112 yen per 1 Euro.

Forecast of consolidated results for FY2011

Net revenues	19,000.0 billion yen	(an increase of 0.3% compared with FY2010)
Operating income	380.0 billion yen	(an increase of 157.6% compared with FY2010)
Income before income taxes and equity in earnings of affiliated companies	410.0 billion yen	(an increase of 40.7% compared with FY2010)
Net income attributable to Toyota Motor Corporation	350.0 billion yen	(an increase of 67.1% compared with FY2010)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1)	Changes in significant subsidiaries during the current period
(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2)	Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates.  These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3)	Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Consolidated Production and Sales

(1)	Production
					(Units)
Business segment		FY2010 first half (April 1, 2009 through September 30, 2009)	FY2011 first half (April 1, 2010 through September 30, 2010)	Increase (Decrease)
	Japan	1,708,872	1,993,998	285,126
	North America	452,119	670,003	217,884
Automotive	Europe	206,420	165,556	(40,864))
	Asia	427,967	624,904	196,937
	Other	159,401	191,680	32,279
	Total	2,954,779	3,646,141	691,362
Other	Housing	1,943	2,262	319

Business segment		FY2010 second quarter (July 1, 2009 through September 30, 2009)	FY2011 second quarter (July 1, 2010 through September 30, 2010)	Increase (Decrease)
	Japan	946,918	1,023,358	76,440
	North America	250,704	327,488	76,784
Automotive	Europe	113,729	82,089	(31,640))
	Asia	236,222	325,727	89,505
	Other	87,701	94,017	6,316
	Total	1,635,274	1,852,679	217,405
Other	Housing	1,155	1,312	157

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2)	Sales (by destination)
					(Units)
Business segment		FY2010 first half (April 1, 2009 through September 30, 2009)	FY2011 first half (April 1, 2010 through September 30, 2010)	Increase (Decrease)
	Japan	902,804	1,085,332	182,528
	North America	904,469	1,040,560	136,091
Automotive	Europe	434,911	367,868	(67,043))
	Asia	422,499	575,650	153,151
	Other	465,317	645,856	180,539
	Total	3,130,000	3,715,266	585,266
Other	Housing	2,059	2,199	140

Business segment		FY2010 second quarter (July 1, 2009 through September 30, 2009)	FY2011 second quarter (July 1, 2010 through September 30, 2010)	Increase (Decrease)
	Japan	495,761	585,496	89,735
	North America	517,391	514,882	(2,509))
Automotive	Europe	222,374	180,878	(41,496))
	Asia	227,920	289,826	61,906
	Other	265,638	324,189	58,551
	Total	1,729,084	1,895,271	166,187
Other	Housing	1,285	1,333	48

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1)	Quarterly Consolidated Balance Sheets

			(Amount: million yen)
	FY2010 (As of March 31, 2010)	FY2011 second quarter (As of September 30, 2010)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,865,746	1,919,368	53,622
Time deposits	392,724	392,420	(304)
Marketable securities	1,793,165	1,619,857	(173,308)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,886,273	1,585,350	(300,923)
Finance receivables, net	4,209,496	3,984,683	(224,813)
Other receivables	360,379	316,241	(44,138)
Inventories	1,422,373	1,379,433	(42,940)
Deferred income taxes	632,164	565,628	(66,536)
Prepaid expenses and other current assets	511,284	430,468	(80,816)
Total current assets	13,073,604	12,193,448	(880,156)
Noncurrent finance receivables, net	5,630,680	5,376,348	(254,332)
Investments and other assets:
Marketable securities and other securities investments	2,256,279	2,964,341	708,062
Affiliated companies	1,879,320	1,785,351	(93,969)
Employees receivables	67,506	62,349	(5,157)
Other	730,997	715,937	(15,060)
Total investments and other assets	4,934,102	5,527,978	593,876
Property, plant and equipment:
Land	1,261,349	1,253,463	(7,886)
Buildings	3,693,972	3,629,523	(64,449)
Machinery and equipment	9,298,967	8,948,286	(350,681)
Vehicles and equipment on operating leases	2,613,248	2,478,282	(134,966)
Construction in progress	226,212	238,636	12,424
Total property, plant and equipment, at cost	17,093,748	16,548,190	(545,558)
Less – Accumulated depreciation	(10,382,847)	(10,208,182)	174,665
Total property, plant and equipment, net	6,710,901	6,340,008	(370,893)
Total assets	30,349,287	29,437,782	(911,505)

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

			(Amount: million yen)
	FY2010 (As of March 31, 2010)	FY2011 second quarter (As of September 30, 2010)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,279,673	2,662,566	(617,107)
Current portion of long-term debt	2,218,324	2,439,107	220,783
Accounts payable	1,956,505	1,777,075	(179,430)
Other payables	572,450	514,147	(58,303)
Accrued expenses	1,735,930	1,722,652	(13,278)
Income taxes payable	153,387	110,359	(43,028)
Other current liabilities	769,945	781,172	11,227
Total current liabilities	10,686,214	10,007,078	(679,136)
Long-term liabilities:
Long-term debt	7,015,409	6,977,274	(38,135)
Accrued pension and severance costs	678,677	674,363	(4,314)
Deferred income taxes	813,221	776,863	(36,358)
Other long-term liabilities	225,323	213,107	(12,216)
Total long-term liabilities	8,732,630	8,641,607	(91,023)
Total liabilities	19,418,844	18,648,685	(770,159)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares as of March 31, 2010 and September 30, 2010 issued: 3,447,997,492 shares as of March 31, 2010 and September 30, 2010
Additional paid-in capital	501,331	502,176	845
Retained earnings	11,568,602	11,779,357	210,755
Accumulated other comprehensive income (loss)	(846,835)	(1,194,691)	(347,856)
Treasury stock, at cost,	(1,260,425)	(1,260,464)	(39)
312,002,149 shares as of March 31, 2010 and 312,014,263 shares as of September 30, 2010
Total Toyota Motor Corporation shareholders’ equity	10,359,723	10,223,428	(136,295)
Noncontrolling interest	570,720	565,669	(5,051)
Total shareholders’ equity	10,930,443	10,789,097	(141,346)
Commitments and contingencies
Total liabilities and shareholders’ equity	30,349,287	29,437,782	(911,505)

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First half for the six months ended September 30)

			(Amount: million yen)
	FY2010 first half (Six months ended September 30, 2009)	FY2011 first half (Six months ended September 30, 2010)	Increase (Decrease)
Net revenues:
Sales of products	7,755,905	9,083,659	1,327,754
Financing operations	621,738	594,833	(26,905)
Total net revenues	8,377,643	9,678,492	1,300,849
Costs and expenses:
Cost of products sold	7,212,394	8,093,594	881,200
Cost of financing operations	364,530	340,057	(24,473)
Selling, general and administrative	937,578	921,721	(15,857)
Total costs and expenses	8,514,502	9,355,372	840,870
Operating income (loss)	(136,859)	323,120	459,979
Other income (expense):
Interest and dividend income	39,967	46,078	6,111
Interest expense	(19,165)	(16,318)	2,847
Foreign exchange gain, net	29,501	2,658	(26,843)
Other income, net	23,581	36,535	12,954
Total other income (expense)	73,884	68,953	(4,931)
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	(62,975)	392,073	455,048
Provision for income taxes	(53,502)	199,849	253,351
Equity in earnings (losses) of affiliated companies	(55,504)	133,816	189,320
Net income (loss)	(64,977)	326,040	391,017
Less: Net (income) loss attributable to the noncontrolling interest	8,991	(36,884)	(45,875)
Net income (loss) attributable to Toyota Motor Corporation	(55,986)	289,156	345,142

			(Amount: yen)
Net income (loss) attributable to Toyota Motor Corporation per share
Basic	(17.85)	92.21	110.06
Diluted	(17.85)	92.21	110.06

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Second quarter for the three months ended September 30)
			(Amount: million yen)
	FY2010 second quarter (Three months ended September 30, 2009)	FY2011 second quarter (Three months ended September 30, 2010)	Increase (Decrease)
Net revenues:
Sales of products	4,234,824	4,516,137	281,313
Financing operations	306,742	290,530	(16,212)
Total net revenues	4,541,566	4,806,667	265,101
Costs and expenses:
Cost of products sold	3,843,534	4,071,186	227,652
Cost of financing operations	180,575	170,385	(10,190)
Selling, general and administrative	459,453	453,639	(5,814)
Total costs and expenses	4,483,562	4,695,210	211,648
Operating income	58,004	111,457	53,453
Other income (expense):
Interest and dividend income	17,192	17,625	433
Interest expense	(10,365)	(9,190)	1,175
Foreign exchange gain (loss), net	1,502	(4,474)	(5,976)
Other income, net	9,200	13,651	4,451
Total other income (expense)	17,529	17,612	83
Quarterly income before income taxes and equity in earnings (losses) of affiliated companies	75,533	129,069	53,536
Provision for income taxes	(5,705)	77,401	83,106
Equity in earnings (losses) of affiliated companies	(59,050)	63,790	122,840
Quarterly net income	22,188	115,458	93,270
Less: Quarterly net income attributable to the noncontrolling interest	(352)	(16,768)	(16,416)
Quarterly net income attributable to Toyota Motor Corporation	21,836	98,690	76,854

			(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	6.96	31.47	24.51
Diluted	6.96	31.47	24.51

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)	Quarterly Consolidated Statements of Cash Flows
		(Amount: million yen)
	FY2010 first half (Six months ended September 30, 2009)	FY2011 first half (Six months ended September 30, 2010)
Cash flows from operating activities:
Net income (loss)	(64,977)	326,040
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
Depreciation	686,473	585,241
Provision for doubtful accounts and credit losses	50,455	(14,661)
Pension and severance costs, less payments	10,613	19,724
Losses on disposal of fixed assets	16,266	12,497
Unrealized losses on available-for-sale securities, net	1,434	2,454
Deferred income taxes	56,454	69,347
Equity in (earnings) losses of affiliated companies	55,504	(133,816)
Changes in operating assets and liabilities, and other	755,774	358,967
Net cash provided by operating activities	1,567,996	1,225,793
Cash flows from investing activities:
Additions to finance receivables	(3,894,467)	(4,341,431)
Collection of and proceeds from sales of finance receivables	3,819,697	4,141,915
Additions to fixed assets excluding equipment leased to others	(329,231)	(282,730)
Additions to equipment leased to others	(363,712)	(610,993)
Proceeds from sales of fixed assets excluding equipment leased to others	24,124	19,812
Proceeds from sales of equipment leased to others	266,704	283,630
Purchases of marketable securities and security investments	(479,306)	(2,104,618)
Proceeds from sales of and maturity of marketable securities and security investments	323,216	1,516,566
Changes in investments and other assets, and other	(65,809)	97,155
Net cash used in investing activities	(698,784)	(1,280,694)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,715,193	1,907,918
Payments of long-term debt	(1,404,922)	(1,212,406)
Decrease in short-term borrowings	(817,786)	(375,392)
Dividends paid	(109,756)	(78,400)
Purchase of common stock, and other	551	(18,730)
Net cash provided by (used in) financing activities	(616,720)	222,990
Effect of exchange rate changes on cash and cash equivalents	(44,267)	(114,467)
Net increase in cash and cash equivalents	208,225	53,622
Cash and cash equivalents at beginning of period	2,444,280	1,865,746
Cash and cash equivalents at end of period	2,652,505	1,919,368

Note:
In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4)	Going Concern Assumption

None

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5)	Segment Information

(i)	Segment operating results

FY2010 first half (Six months ended September 30, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	7,515,943	621,738	239,962	—	8,377,643
(2) Inter-segment sales and transfers	5,362	10,378	189,253	(204,993)	—
Total	7,521,305	632,116	429,215	(204,993)	8,377,643
Operating expenses	7,781,746	507,687	428,812	(203,743)	8,514,502
Operating income (loss)	(260,441)	124,429	403	(1,250)	(136,859)

FY2011 first half (Six months ended September 30, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	8,858,469	594,833	225,190	—	9,678,492
(2) Inter-segment sales and transfers	5,121	9,142	221,179	(235,442)	—
Total	8,863,590	603,975	446,369	(235,442)	9,678,492
Operating expenses	8,733,922	420,265	431,638	(230,453)	9,355,372
Operating income	129,668	183,710	14,731	(4,989)	323,120

FY2010 second quarter (Three months ended September 30, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	4,105,872	306,742	128,952	—	4,541,566
(2) Inter-segment sales and transfers	2,466	5,225	96,114	(103,805)	—
Total	4,108,338	311,967	225,066	(103,805)	4,541,566
Operating expenses	4,129,642	237,155	220,117	(103,352)	4,483,562
Operating income (loss)	(21,304)	74,812	4,949	(453)	58,004

FY2011 second quarter (Three months ended September 30, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	4,393,296	290,530	122,841	—	4,806,667
(2) Inter-segment sales and transfers	2,492	5,780	110,653	(118,925)	—
Total	4,395,788	296,310	233,494	(118,925)	4,806,667
Operating expenses	4,362,819	227,710	222,769	(118,088)	4,695,210
Operating income	32,969	68,600	10,725	(837)	111,457

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii)	Geographic information

FY2010 first half (Six months ended September 30, 2009)
  (Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	3,089,631	2,552,830	1,048,171	1,001,729	685,282	—	8,377,643
(2) Inter-segment sales and transfers	1,748,496	41,520	31,237	82,161	47,638	(1,951,052)	—
Total	4,838,127	2,594,350	1,079,408	1,083,890	732,920	(1,951,052)	8,377,643
Operating expenses	5,095,797	2,567,422	1,098,048	1,018,466	692,323	(1,957,554)	8,514,502
Operating income (loss)	(257,670)	26,928	(18,640)	65,424	40,597	6,502	(136,859)

FY2011 first half (Six months ended September 30, 2010)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	3,711,079	2,775,444	897,325	1,515,311	779,333	—	9,678,492
(2) Inter-segment sales and transfers	2,015,141	45,833	27,808	113,658	82,390	(2,284,830)	—
Total	5,726,220	2,821,277	925,133	1,628,969	861,723	(2,284,830)	9,678,492
Operating expenses	5,778,207	2,675,396	934,048	1,464,751	788,819	(2,285,849)	9,355,372
Operating income (loss)	(51,987)	145,881	(8,915)	164,218	72,904	1,019	323,120
Note:	“Other” consists of Central and South America, Oceania and Africa.

FY2010 second quarter (Three months ended September 30, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	1,690,853	1,397,440	548,116	543,789	361,368	—	4,541,566
(2) Inter-segment sales and transfers	965,467	21,680	16,219	45,992	28,246	(1,077,604)	—
Total	2,656,320	1,419,120	564,335	589,781	389,614	(1,077,604)	4,541,566
Operating expenses	2,701,988	1,388,555	562,588	551,259	366,400	(1,087,228)	4,483,562
Operating income (loss)	(45,668)	30,565	1,747	38,522	23,214	9,624	58,004

FY2011 second quarter (Three months ended September 30, 2010)
  　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　  (Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	1,928,187	1,316,437	452,875	739,630	369,538	—	4,806,667
(2) Inter-segment sales and transfers	991,431	21,203	12,447	54,499	38,454	(1,118,034)	—
Total	2,919,618	1,337,640	465,322	794,129	407,992	(1,118,034)	4,806,667
Operating expenses	2,944,106	1,301,461	467,400	720,136	376,168	(1,114,061)	4,695,210
Operating income (loss)	(24,488)	36,179	(2,078)	73,993	31,824	(3,973)	111,457
Note:	“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION  FY2011 Second Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6)	Significant Changes in Shareholders’ Equity

None